GAMING ENTERTAINMENT INTERNATIONAL, INC.

February 10, 2014

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn:	Duc Dang, Special Counsel Howard Efron, Staff Accountant Kevin Woody, Accounting Branch Chief Folake Ayoola, Attorney Advisor

Re:	Gaming Entertainment International, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed December 10, 2013 File No. 333-189283

To Whom It May Concern:

On behalf of Gaming Entertainment International, Inc., a Nevada corporation (the “Company”), we submit the following which responds to the verbal comment received from the Securities and Exchange Commission letter regarding Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”).

The verbal comment pertained to the basis for valuation the issuance of shares to the founders and the consultants for services rendered. The Company followed the guidelines and principles of FASB No. 123.

Please be advised that the Registration Statement has been revised to reflect that on February 4, 2014, the Company executed an amendment to the share exchange agreement with Walley dated December 28, 2013, whereby the parties involved agreed to change the consideration paid by the Company for all of the outstanding stock of Walley from 25,000 shares of the Company to an unsecured promissory note in the amount of $25,000. The amended Walley purchase agreement, filed as an exhibit with the Registration Statement, nullifies the original share exchange agreement dated December 28, 2012. In the amended agreement, the Company has agreed to let the sole shareholder of Walley keep the 25,000 shares issued to him in the original share exchange agreement as compensation for consulting services provided.

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Securities and Exchange Commission

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February 10, 2014

Please be further advised that on December 28, 2012, the Company issued an additional 1,443,500 shares, including the 25,000 shares to Walley, to consultants for their services rendered to the Company and 13,556,500 shares to its founding officers. The 13,556,500 shares issued to the founding officers and the 1,443,500 shares issued to consultants were valued at $0.001, which resulted in an expense of $15,000. The shares to consultants and founding officers were for services completed by December 31, 2012. The founding officers were granted 13,556,500 shares of common restricted stock as non-monetary compensation for their unpaid services and consulting regarding the formation of the company. The founding officers have paid personally for some of the accounting, legal and filing fees to begin the company. They also have contributed advice regarding the marketing, architectural development, accounting, finance, corporate structure and tax strategy. In the immediate future, while the company is being initially funded, the founding officers will be paid very little for their efforts. The consulting services were provided by unrelated third parties who advised the Board of Directors on the construction of the business plan, marketing plan, and other general business consulting services necessary to complete the S-1 filing.

We trust that the revisions to the Registration Statement and our explanation resolve the outstanding issues.

Sincerely,

Gaming Entertainment International Inc.

By: /s/ Sylvain Desrosiers

Sylvain Desrosiers

President/Chief Executive Officer

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